[Reference Translation]

To Whom It May Concern:

August 2, 2010

Company Name: Toyota Motor Corporation
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities Exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Determination of the Terms of Issuance of
Stock Acquisition Rights for the Purpose of Granting Stock Options

At a meeting held on July 15, 2010, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to issue rights to subscribe for or purchase shares of TMC (“Stock Acquisition Rights”) for the purpose of granting stock options, pursuant to the provisions of Articles 236, 238 and 239 of the Corporation Act. TMC hereby announces that it has determined the following terms for the issuance of Stock Acquisition Rights today.

1. Allotment Date of Stock Acquisition Rights

August 2, 2010

2. Total Number of Stock Acquisition Rights

34,350
(One hundred (100) shares per one (1) Stock Acquisition Right)

3. Amount to be Paid Upon Exercise of Each Stock Acquisition Right
Initially JPY 318,300 (JPY 3,183 per share).

4. Number of Stock Acquisition Rights to be Granted, Grantees and Number of Grantees

Grantees	Number of Grantees	Total Number of Stock Acquisition Rights to be Granted
Directors/Managing Officers/ Senior Technical Executives of TMC	80	19,400
Employees of TMC	493	10,970
Directors and employees, etc. of TMC’s affiliates	83	3,980
Total	656	34,350

[Reference]

(1)	Date on which the Board of Directors resolved to propose the issuance of Stock Acquisition Rights at the Ordinary General Shareholders’ Meeting:

May 11, 2010

(2)	Date on which the issuance of Stock Acquisition Rights was resolved by the Ordinary General Shareholders’ Meeting:

June 24, 2010

(3)	Date on which the Board of Directors resolved to grant Stock Acquisition Rights for the purpose of granting Stock Options:

July 15, 2010